UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2019

Commission File Number:  0001723069

Tiziana Life Sciences plc

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor,

11-12 St James’s Square

London SW1Y 4LB

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2019, Tiziana Life Sciences plc (the “Company”) held its Annual General Meeting of shareholders (“AGM”).

The Regulatory News Service announcement confirming the results of the AGM (the “AGM Results RNS Announcement”) is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES PLC

Date: May 31, 2019	By:	/s/ Kunwar Shailubhai
		Name:	Kunwar Shailubhai
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	AGM Results RNS Announcement

3